March 4, 2019

Elon Musk
Chief Executive Officer
Tesla, Inc.
3500 Deer Creek Road
Palo Alto, CA 94304

       Re: Tesla, Inc.
           Registration Statement on Form S-4
           Filed February 20, 2019
           File No. 333-229749

Dear Mr. Musk:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed February 20, 2019

General

1. Please update the prospectus to include the information required by Item 19(a)(7) of
       Form S-4 for the most recently completed fiscal year, including the information required by Item 402 of Regulation S-K. Alternatively, amend your Form 10-K to provide such information. For guidance, refer by analogy to Securities Act Forms Compliance and Disclosure Interpretation 123.01.
2. We note that your forum selection provision identifies a state court located within the
       State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so,
 Elon Musk
Tesla, Inc.
March 4, 2019
Page 2
         please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact John Dana Brown at 202-551-3859 or Laura Nicholson,
Special
Counsel, at 202-551-3584 with any questions.



FirstName LastNameElon Musk                                     Sincerely,
Comapany NameTesla, Inc.
                                                                Division of
Corporation Finance
March 4, 2019 Page 2                                            Office of
Transportation and Leisure
FirstName LastName